Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners
Regency Energy Partners LP:
We consent to the use of our reports dated March 1, 2010, with respect to the consolidated balance sheets of Regency Energy Partners LP as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and partners’ capital and noncontrolling interest for each of the years in the three-year period ended December 31, 2009, the effectiveness of internal control over financial reporting as of December 31, 2009, and the consolidated balance sheet of Regency GP LP as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, TX
October 13, 2010